EXHIBIT 4.118


                                AMADOR GOLD CORP.
                         711 - 675 West Hastings Street
                       Vancouver, British Columbia V6B 1N2
                              Phone (604) 685-2222
                               Fax (604) 685-3764
June 28, 2006

FREDERICK J. ROSS                           (AS TO 50%)
958 Park Avenue
Timmins, Ontario   P4N 7K9

GARRY WINDSOR                               (AS TO 50%)
756 McClinton Drive
Timmins, Ontario   P4N 4P8

Dear Sirs:

RE:      ACQUISITION OF CHEWETT PROPERTIES

Further to our recent discussions, this letter is to confirm our agreement regarding the acquisition the following claims:

         TOWNSHIP    CLAIM NUMBER          EXPIRY DATE             UNITS
        ----------   ------------        ---------------          -------
         Collins       4208619           May 30, 20008               11
         Chewett       4208618           May 30, 2008                16
         Chewett       4202081           May 30, 2008                 1
         Chewett       4208622           April 19, 2008              14
         Chewett       4208620           April 19, 2008               6
         Chewett       4209548           May 2, 2008                  4

         (the "Property")

You (the "Finders") have provided to Amador Gold Corp. (the "Company") certain technical information regarding the Property that has enabled the Company to stake in the name of the Company, a 100% interest in the Property in consideration for the payment of $15,000 to you. Further, the Company agrees that after commencement of commercial production on the Property you shall be entitled to receive a royalty equal to 2% of the net smelter returns (the "Royalty Interest") calculated and payable from the Property in accordance with the provisions of Schedule "A" attached hereto. The Company may at any time purchase half of the Royalty Interest from you for $750,000, thereby leaving you with a 1% royalty interest.

You hereby represent and warrant to the Company that you staked the Property in accordance with the rules and regulations of Ontario in the name of the Company.


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If you are in agreement with the above terms and  representations and warranties please sign and return this letter at your earliest convenience. I thank you for your attention to this matter.


Yours truly,

BY:  /S/ JOHN KEATING
     ---------------------------------------
     John Keating
     Director


The above terms are agreed and accepted to as of the 28 day of June, 2006.

Signed, Sealed and Delivered by:



 BY:  /S/ FREDRICK J. ROSS
      --------------------------------------
      Fredrick J. Ross

The above terms are agreed and accepted to as of the day of June, 2006.

Signed, Sealed and Delivered by:

BY:  /S/ GARRY WINDSOR
     ---------------------------------------
     Garry Windsor


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                                  SCHEDULE "A"
                                ROYALTY INTEREST

1. For all diamonds, gems and other precious and semi-precious stones ("STONE PRODUCTS") mined or produced from the Property, the Company shall pay to the Finders a Royalty equal to a percentage of the net sales returns ("NSAR") realized from the sale or disposition of the Stone Products.

2. For all metals, bullion, concentrates or ores ("OTHER PRODUCTS") mined or produced from the Property, the Company shall pay to the Finders a Royalty equal to a percentage of the net smelter returns ("NSMR") realized or deemed to be realized as hereinafter provided, from the sale or disposition of the Other Products.

3. The aforementioned percentage of the NSAR and percentage of the NSMR shall be that determined in accordance with the provisions of Section
         4.1 of the Agreement to which this Schedule B forms a part; and in the calculation of the Royalty, such percentage is applied to 100% of the NSAR or NSMR, as the case may be, regardless of dilution of the Finders' working interest or entitlement with respect to the Agreement, the Property or the Products.

4. For the purposes of this Schedule B, the term "PRODUCTS" shall be interpreted as a collective reference to Stone Products and Other Products and the term "ROYALTY" shall be interpreted as a collective reference to the NSAR Royalty and the NSMR Royalty.

5.       Net Sales Returns Royalty - Stone Products

         a. Net sales returns means the gross proceeds from the sale or disposition of Stone Products to an independent purchaser, after deducting therefrom the cost of Valuation, Sorting, Shipping and Insurance in connection with the Stone Products as well as any sales, excise, production, export and other duties, levies, assessments and taxes (except income taxes) payable on the production or sale of Stone Products (but not income taxes), and for the purposes hereof:

                  i. "VALUATION" means the establishing of a value for each lot or group of sorted Stone Products for purposes of reference when negotiating with a potential purchaser of the same;

                  ii. "SORTING" means the final separation of Stone Products and dividing them into groups according to quality, size, or other characteristics, and then the division of such groups into appropriate lots or groups for valuing and/or sale, it being acknowledged that in the case of gem quality Stone Products, a group or lot may be a single stone;

                  iii. "SHIPPING" means all methods of transportation or places of storage of Stone Products from the moment they leave the Property until the passing of title thereto or risks therefor (whichever is the later) to an independent purchaser, including, without limitation, any cost that may be incurred by reason of such methods or places used or any sorting or valuation facilities being situated off the Property; and

                  iv. "INSURANCE" means all insurance that the Company considers advisable to protect all or part of the Stone Products in the possession or control of the Company (including, without limitation, during shipping) until the passing of


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                           title  thereto or risks  therefor  (whichever  is the
                           later)  and  including,   without   limitation,   the
                           insurance or bonding of any person who does or may come into contact with any such Stone Products at any point during the operations of the Company whether
                           such   person  is  an  employee  of  the  Company  or
                           otherwise.

         b. If Stone Products are sold to any entity with which the Company does not deal at arm's length, the Stone Products shall for the purposes hereof be deemed to have been sold at prices determined by an independent valuator chosen by the Finders.

         c. The Company shall not have the right to commingle Stone Products produced from the Property with similar products produced from other properties.

6.       Net Smelter Returns Royalty - Other Products

         a. Net smelter returns means the gross proceeds from the sale or disposition of Other Products removed from the Property after deducting the costs of treatment, tolling, smelting, refining and minting of such products and all costs associated therewith such as transporting, insuring, handling, weighing, sampling, assaying and marketing, as well as all penalties, representation charges, referee's fees and expenses, import taxes and export taxes; and the term "smelter" shall mean conventional smelters as well as any other type of production plant used in lieu of a conventional smelter to reduce ores or concentrates.

         b. If smelting, refining, treatment, assay or sampling of Other Products is performed by facilities owned or controlled by the Company or any of its affiliates, all charges, costs and penalties therefor to be deducted pursuant to the foregoing paragraph shall be equal to and not exceed actual costs incurred by the Company in carrying out such processes and shall not exceed such amounts which the Company would have incurred if such operations were conducted at facilities operating at arm's length to the Company, and which were then offering comparable services for comparable quantities and quality of Other Products.

         c. The Company shall have the right to commingle Other Products produced from the Property with ores and minerals produced from other properties. Before commingling, Other Products from the Property shall be weighed, sampled, assayed, measured or gauged by the Company in accordance with sound mining and metallurgical practices for moisture, penalty substances and payable content. Records shall be kept by the Company for a reasonable time showing weights, moisture and assays of payable content. Prior to commingling, the Company shall give thirty (30) days notice to the Finders specifying its decision to commingle and outlining the procedures it proposes to follow.

7.       General

         a. Royalties shall accrue at the time of sale or deemed sale, as applicable, and they shall become due and payable in cash on a calendar quarter basis, on the twentieth (20th) day of the month next following the calendar quarter in which they accrue.

         b. At the time of making each Royalty payment to the Finders, the Company shall provide the Finders with a certificate of a senior officer of the Company certifying as to the accuracy of the calculations of the Royalty payment and setting out the method of the calculation thereof to which shall be attached a true copy of the related smelter or sales receipt or receipts.


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         c.       Net sales returns and net smelter  returns upon the respective
                  Products shall be calculated exclusively as provided herein, and the Royalty computed thereon shall be determined without regard to any "hedging", "forward", "futures" or comparable sales (collectively referred to as "FUTURE trading") of such Products by or on behalf of the Company. The Finders shall not be entitled to any benefit of or be subject to any loss attributable to such future trading by the Company.

         d. The Company shall cause to be kept proper books of account, records and supporting materials covering all matters relevant to the calculation of Royalties payable to the Finders, and the reasonable verification thereof; and the Finders shall have, from time to time, the unfettered right, during regular business hours and on reasonable notice, to carry out at its sole cost and expense an audit by established independent professionals chosen by the Finders, of the methodology and manner of calculating all Royalty payments hereunder and the Company shall provide, during regular business hours and on reasonable notice, unrestricted access to its books, accounts, records, vouchers, smelter settlements, sales receipts and related documentation for this purpose. Should there be any difference in the amount of the Royalty payment or payments which are ultimately determined by the process described in
                  Article 8 of the Agreement to be in the Finders's favour, which exceed three (3%) percent of the amount of the Royalty paid to the Finders, then the cost of said audit, to the extent reasonable, shall be reimbursed to the Finders by the Company.

         e. Any dispute relating to the quantum or methodology of calculating all Royalties payable hereunder shall be settled by arbitration pursuant to the provisions of Article 24 of the Agreement.


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